Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read this discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three and six months ended June 30, 2023 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, included in our Annual Report on Form 20-F for the year ended December 31, 2022.
Our unaudited condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “ADC Therapeutics” or “ADCT,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ADC Therapeutics SA and its consolidated subsidiaries.
Overview

We are a fully-integrated commercial-stage biotechnology company helping to improve the lives of those affected by cancer with our next-generation, targeted antibody drug conjugates (“ADCs”). Our flagship product, ZYNLONTA® (loncastuximab tesirine or Lonca) received accelerated approval from the FDA on April 23, 2021, and launched commercially in the U.S. shortly thereafter, for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. Our objective is to establish ZYNLONTA as the third line+ DLBCL standard of care while exploring ZYNLONTA in earlier lines of therapy and in combinations to expand our market opportunity.

We have a strong validated technology platform including our highly potent pyrrolobenzodiazepine (PBD) technology and are advancing this proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors. Additionally, we have a growing toolbox of different components allowing us to work on next-generation ADC products. By leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy, we have created a diverse portfolio and research pipeline. Our clinical-stage PBD-based pipeline consists of two company-sponsored candidates, ADCT-901 (KAAG1) and ADCT-601 (mipasetamab uzoptirine) (AXL), as well as one clinical-stage candidate, ADCT-602 (CD22), which is being developed in collaboration with a partner. We are also committed to broadening our ADC platform by expanding new antibody constructs and payloads and advancing our differentiated next-generation assets.
Cautionary Statement Regarding Forward-Looking Statements

This discussion contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “would”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “future”, “continue”, or “appear” or the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to certain risks and uncertainties that can cause actual results to differ materially from those described. Factors that may cause such differences include, but are not limited to: the success of the Company’s updated corporate strategy including operating efficiencies, capital deployment and portfolio prioritization; the Company’s ability to achieve the 2023 net product sales guidance for ZYNLONTA and the decrease in total operating expenses for 2023 and 2024, the expected cash runway into the middle of 2025, the effectiveness of the new commercial go-to-market strategy, competition from new technologies, the Company’s ability to continue to commercialize ZYNLONTA in the United States and future revenue from the same; Swedish Orphan Biovitrum AB (Sobi) ability to successfully commercialize ZYNLONTA in the European Economic Area and market acceptance, adequate reimbursement coverage, and future revenue from the same; approval by the NMPA of the BLA for Zynlonta in China submitted by Overland ADCT BioPharma and future revenue from the same, our strategic partners’, including Mitsubishi Tanabe Pharma Corporation, ability to obtain regulatory approval for ZYNLONTA in foreign jurisdictions, and the timing and amount of future revenue and payments to us from such partnerships; the Company’s ability to market its products in compliance with applicable laws and regulations; the Company’s expectations regarding the impact of the Infrastructure Investment and Jobs Act; the timing and results of the Company’s or its partners’ research projects or clinical trials including LOTIS 5 and 7, ADCT 901, 601 and 602, the impact, if any, from discontinuation of the LOTIS-9 study, actions by the FDA or foreign regulatory authorities with respect to the Company’s products or product candidates, the timing and outcome of regulatory submissions for the Company’s products or product candidates; the ability to complete clinical trials on expected timelines, if at all; projected revenue and expenses; the Company’s indebtedness, including Healthcare Royalty Management and Blue Owl and Oaktree facilities, and the restrictions imposed on the Company’s activities by such indebtedness, the ability to repay such indebtedness and the significant cash required to service such indebtedness; and the Company’s ability to obtain financial and other resources for its research, development, clinical, and commercial activities. Additional information concerning these and other factors that may cause actual results to differ materially from those anticipated in the forward-looking statements is contained in the “Risk Factors” section of the Company's Annual Report on Form 20-F and in the Company's other periodic reports and filings with the Securities and Exchange Commission. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed in or implied by such forward-looking statements.

The Company cautions investors not to place undue reliance on the forward-looking statements contained in this document. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.
Recent Developments

Updated Corporate Strategy

Following a comprehensive assessment conducted by the leadership team of the status of the business and the evolving market in the second quarter of 2023, the Company adjusted its corporate strategy to optimize operations and prioritize potential key value drivers:

•Implemented a new go-to-market model to help drive growth and optimize local area influence. The Company will continue to cover over 90% of the potential market opportunity with a team of account managers and community specialists that will foster tight coordination within referral networks and bring deep clinical and therapeutic experience.
•Re-prioritized R&D pipeline to focus resources on the most advanced, lower risk value-generating programs:
◦The Company will continue the LOTIS-5, LOTIS-9 and LOTIS-7 studies which, if successful and support future regulatory approvals, have the potential to significantly increase ZYNLONTA’s market opportunity in earlier lines of therapy and with multiple combination partners.
◦The Company will continue clinical-stage programs: ADCT-601 targeting AXL, ADCT-901 targeting KAAG1, ADCT-602 targeting CD22.
◦The Company halted investments in its two preclinical programs ADCT-212 targeting PSMA and ADCT-701 targeting DLK1.
•Increasing efficiencies through a 17% workforce reduction driven primarily by functions affected by the portfolio prioritization and back-office efficiencies, while maintaining the customer-facing footprint. This reduction was effective May 9, 2023 and includes full-time employees, vacant roles and contractors. Along with decreasing additional operating expenses, this will allow the Company to re-deploy capital in programs with the highest value-generating potential.

Portfolio Updates

ZYNLONTA

•The Company’s partner Sobi completed the first European commercial sale of ZYNLONTA with the launch in Germany in the second quarter of 2023. The first commercial sale in the European Union triggered a $75 million milestone payment to the Company from HealthCare Royalty Partners under the royalty purchase agreement.
•The pivotal Phase 2 clinical trial in China, led by Overland ADCT BioPharma, achieved its primary objective and demonstrated efficacy and safety data consistent with prior clinical trial results. Based on these positive results, Overland ADCT BioPharma submitted its marketing authorization application to the China National Medical Products Administration ("NMPA") seeking an indication for relapsed or refractory DLBCL after two or more lines of systemic therapy. The Biologics License Application ("BLA") submitted by Overland ADCT BioPharma was accepted for filing and granted priority review by the NMPA.
•During the second quarter, the Company’s partner Mitsubishi Tanabe Pharma Corporation ("MTPC") initiated the Phase 1/2 trial bridging study for ZYNLONTA in Japan.
•The Company announced its plan to discontinue the Phase 2 LOTIS-9 trial studying ZYNLONTA in combination with rituximab in unfit or frail patients with previously untreated DLBCL. The FDA placed a partial clinical hold on the trial for new patient enrollment but will allow patients already on therapy who are deriving clinical benefit to remain on therapy after being reconsented. Following completion of treatment of any reconsenting patients, the Company will conduct the necessary steps to terminate the trial.
•The LOTIS-5 Independent Data Monitoring Committee ("IDMC") reviewed unblinded data at a regularly scheduled meeting in late July and noted that the study should proceed as planned. They also recognized that the LOTIS-9 and LOTIS-5 trials target very different patient populations.

Pipeline

•ADCT-601 (targeting AXL): Dose escalation is progressing in the Phase 1b trial, and the maximum tolerated dose has not yet been reached. The trial has been amended to focus on patients with non-small cell lung cancer ("NSCLC") and patients with sarcoma. The immunohistochemistry ("IHC") assay is under final validation.
•ADCT-901 (targeting KAAG1): The Phase 1 study protocol amendment to explore different dosing schedules has been finalized and submitted to the FDA and will be submitted shortly to the regulatory authorities in Europe. Once approved by the Institutional Review Board ("IRB"), the Company plans to advance to the next dosing level. The IHC assay is under final validation.
•ADCT-602 (targeting CD22): Dose expansion in the Phase 1 trial in collaboration with MD Anderson Cancer Center is progressing and three additional clinical trial sites have been selected.
•ADCT-212 (targeting PSMA): The Company halted investments in this program to focus on nearer-term value drivers.
•ADCT-701 (targeting DLK-1): The Company halted investments in this program to focus on nearer-term value drivers.

Results of Operations
Comparison of the Three Months Ended June 30, 2023 and 2022
The following table summarizes our results of operations for the three months ended June 30, 2023 and 2022:

	Three Months Ended June 30,
in KUSD	2023	2022	Change	% Change
Product revenues, net	19,197	17,291	1,906	11.0%
License revenues and royalties	86	—	86	N/A
Total revenue	19,283	17,291	1,992	11.5%

Operating expense
Cost of product sales	(1,319)	(2,266)	947	(41.8)%
Research and development expenses	(31,944)	(48,537)	16,593	(34.2)%
Selling and marketing expenses	(14,456)	(17,659)	3,203	(18.1)%
General and administrative expenses	(11,353)	(18,240)	6,887	(37.8)%
Total operating expense	(59,072)	(86,702)	27,630	(31.9)%
Loss from operations	(39,789)	(69,411)	29,622	(42.7)%

Other income (expense)
Financial income	2,372	16	2,356	14725.0%
Financial expense	(15,857)	(8,801)	(7,056)	80.2%
Non-operating (expense) income	(453)	12,875	(13,328)	(103.5)%
Total other (expense) income	(13,938)	4,090	(18,028)	(440.8)%
Loss before taxes	(53,727)	(65,321)	11,594	(17.7)%
Income tax benefit	6,610	947	5,663	598.0%
Net loss	(47,117)	(64,374)	17,257	(26.8)%
Revenue
Product revenues, net
To date, our sole source of product revenue has been generated from sales of ZYNLONTA in the U.S. Product revenues, net increased to USD 19.2 million for the three months ended June 30, 2023 from USD 17.3 million for the three months ended June 30, 2022, an increase of USD 1.9 million or 11.0%. This increase is primarily due to higher sales volumes as we continue to commercialize ZYNLONTA, partially offset with higher gross-to-net deductions due to the Group Purchasing Organization ("GPO") contracting and the Infrastructure Investment and Jobs Act’s requirement for manufacturers of certain single-source drugs separately paid for under Medicare Part B and marketed in single-dose containers to provide annual refunds ("discarded drug rebate") for unused drug.
License revenues and royalties
License revenues and royalties for the three months ended June 30, 2023 amounted to KUSD 86 and is attributable to royalties recognized under our exclusive license agreement with Sobi.
See note 5, "Revenue recognition" to the unaudited condensed consolidated interim financial statements for further information.
Cost of sales
Cost of product sales primarily consisted of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics services, intangible asset amortization expense, impairment charges, royalties paid to a collaboration partner based on net product sales of ZYNLONTA and inventory written down amounts. Cost of product sales decreased to USD 1.3 million for the three months ended June 30, 2023 from USD 2.3 million for the three months ended June 30, 2022, a decrease of USD 0.9 million or 41.8%. Cost of product sales for the three months ended June 30, 2022 included higher impairment charges related to the manufacturing of batches that did not meet our specifications.
R&D expenses
The following table summarizes our R&D expenses for our major development programs for the three months ended June 30, 2023 and 2022:

	Three Months Ended June 30,
in KUSD	2023	2022 [1]	Change
ZYNLONTA	16,596	20,673	(4,077)
Cami	3,277	8,801	(5,524)
ADCT-602	478	295	183
ADCT-601	2,558	1,822	736
ADCT-901	2,323	1,318	1,005
ADCT-212(1)	1,240	5,870	(4,630)
Preclinical product candidates and research pipeline	3,514	2,508	1,006
Not allocated to specific programs(2)	2,019	2,406	(387)
Share-based compensation (income) expense	(61)	4,844	(4,905)
R&D expenses	31,944	48,537	(16,593)
1 Prior to September 30, 2022, ADCT-212 was included in the Preclinical product candidates and research pipeline. Prior periods have been recast to conform to the current period presentation. Prior to June 30, 2022, certain R&D costs were not allocated to specific programs. Prior periods have been recast to conform to the current period presentation.
2 Includes third-party contracting and employee expenses, as well as expenses for preclinical research, storage, shipping and lab consumables that span multiple programs.
Our R&D expense may vary substantially from period to period according to the status of our R&D activities. The timing of expenses are impacted by the commencement of clinical trials and enrollment of patients in clinical trials. In addition, R&D expense may fluctuate based on the status of regulatory approval of our drug candidates.

Our R&D expenses decreased to USD 31.9 million for the three months ended June 30, 2023 from USD 48.5 million for the three months ended June 30, 2022, a decrease of USD 16.6 million, or 34.2%.
The decrease in R&D expenses related to ZYNLONTA was due to a decrease in chemistry, manufacturing and controls expense resulting from one-time costs incurred during the three months ended June 30, 2022 and higher cost sharing with our partners in clinical trial costs primarily due to the Sobi license agreement executed in July 2022. We also had lower clinical trial costs for LOTIS 3, LOTIS 6 and LOTIS 7, as well as lower professional fees related to ZYNLONTA, partially offset by higher clinical trial expenses for LOTIS 5 and LOTIS 9 for the three months ended June 30, 2023.
The decrease in R&D expenses related to Cami was primarily due to completion of the phase 2 study in 2022 and our decision to pause the program while we evaluated FDA feedback, continue to assess a potential regulatory pathway and seek a partner to continue developing this program.
The increase in R&D expenses related to ADCT-901 was primarily due to increased clinical trial expenses that resulted from increased enrollment and ongoing treatment and monitoring of currently enrolled and completed patients.
The decrease in R&D expenses related to ADCT-212 was primarily due to lower manufacturing expenses related to IND-enabling work during the three months ended June 30, 2023. We have re-prioritized the R&D pipeline to focus resources on the most advanced, lower risk value-generating programs and have therefore paused investments on this preclinical program.
The decrease in share-based compensation expense was driven by fluctuations in our share price, voluntary terminations and the workforce reduction announced and put into effect during the three months ended June 30, 2023.

S&M expenses
The following table summarizes our S&M expenses for the three months ended June 30, 2023 and 2022:

	Three Months Ended June 30,
in KUSD	2023	2022	Change
External costs [1]	8,329	9,259	(930)
Employee expense [2]	6,127	8,400	(2,273)
S&M expenses	14,456	17,659	(3,203)
1 Includes depreciation expense for Property, plant and equipment. All other depreciation expense was not material.
2 Includes share-based compensation expense.
Our S&M expenses decreased to USD 14.5 million for the three months ended June 30, 2023 from USD 17.7 million for the three months ended June 30, 2022, a decrease of USD 3.2 million, or 18.1%. This decrease was primarily due to lower share-based compensation expense of USD 2.3 million due to fluctuations in our share price, voluntary terminations and the commercial re-alignment announced and put into effect during the three months ended June 30, 2023, as well as USD 0.9 million of lower spend on marketing, analytics and expenses, including those expenses in the European Union relating to the commercial launch of ZYNLONTA.

We expect our S&M expenses to continue to decrease as a percentage of revenue in the near-term as we implement cost reduction efforts through our new corporate strategy to help further reduce operating expenses.

G&A expenses
The following table summarizes our G&A expenses for the three months ended June 30, 2023 and 2022:

	Three Months Ended June 30,
in KUSD	2023	2022	Change
External costs [1]	4,881	5,880	(999)
Employee expense [2]	6,472	12,360	(5,888)
G&A expenses	11,353	18,240	(6,887)
1 Includes depreciation expense
2 Includes share-based compensation expense
Our G&A expenses decreased to USD 11.4 million for the three months ended June 30, 2023 from USD 18.2 million for the three months ended June 30, 2022, a decrease of USD 6.9 million, or 37.8%. Employee expense for the three months ended June 30, 2023 decreased primarily as a result of lower share-based compensation expense of USD 5.5 million due to fluctuations in our share price, transition of a board member, voluntary terminations and the workforce reduction announced and put into effect during the three months ended June 30, 2023. External costs decreased primarily due to lower insurance and IT costs of USD 1.2 million, partially offset by higher professional fees of USD 0.3 million.

We expect our G&A expenses to continue to decrease as a percentage of revenue in the near-term as we implement cost reduction efforts through our new corporate strategy to help further reduce operating expenses.

Other (expense) income
The following table summarizes our other (expense) income for the three months ended June 30, 2023 and 2022:

	Three Months Ended June 30,
in KUSD	2023	2022	Change
Financial income	2,372	16	2,356
Financial expense	(15,857)	(8,801)	(7,056)
Non-operating (expense) income	(453)	12,875	(13,328)
Total other (expense) income	(13,938)	4,090	(18,028)
Financial income
Our financial income for the three months ended June 30, 2023 was USD 2.4 million as compared to KUSD 16 for the three months ended June 30, 2022, an increase of USD 2.4 million. The increase was due primarily due to higher interest income for the three months ended June 30, 2023 due to higher yields received on our cash deposits.
Financial expense
Our financial expense increased to USD 15.9 million for the three months ended June 30, 2023 from USD 8.8 million for the three months ended June 30, 2022, an increase of USD 7.1 million, or 80.2%. The increase was primarily due to a USD 5.4 million cumulative catch-up adjustment recognized in financial expense during the three months ended June 30, 2023 associated to the deferred royalty obligation with HCR due to revised revenue forecasts used in the valuation model, which revisions were primarily attributable to the Company’s 2023 updated development plans, as well as USD 1.6 million of higher interest expense related to the accretion of our deferred royalty obligation with HCR and senior secured term loans.
Non-operating (expense) income
Notable items in non-operating (expense) income impacting the results of operations for the three months ended June 30, 2023 and 2022 included:

		Three Months Ended June 30,
in KUSD	P&L Classification	2023	2022	Change
Fair value adjustment of Facility Agreement derivatives	Non-operating income	—	14,455	(14,455)
Share of Overland ADCT BioPharma net loss	Non-operating expense	767	1,917	(1,150)
Convertible loans, derivatives, change in fair value income
The change in fair value of the convertible loans derivatives was recognized as income of USD 14.5 million for the three months ended June 30, 2022. The decreases in fair values of the embedded derivatives were primarily due to decreases in the fair value of the underlying shares during the period. The loan was exchanged on August 15, 2022. As a result, no income or expense was recognized during the three months ended June 30, 2023. Our accounting is explained further in note 14, "Convertible loan" to the unaudited condensed consolidated interim financial statements.
Share of Results with Joint Venture
We recorded our proportionate share of Overland ADCT BioPharma’s net loss of USD 0.8 million and USD 1.9 million for the three months ended June 30, 2023 and 2022, respectively. The decrease in Overland ADCT BioPharma's net loss for the three months ended June 30, 2023 as compared to the three months ended June 30, 2022 was primarily attributable to lower R&D costs as the BLA submitted by Overland ADCT BioPharma has been accepted and granted priority review by the NMPA, as well as lower share-based compensation expense as a result of a workforce reduction in the second quarter of 2023. See note 11, “Interest in joint venture” within the notes to the unaudited condensed consolidated interim financial statements for further details.

Income tax benefit
We recorded an income tax benefit of USD 6.6 million for the three months ended June 30, 2023 as compared to USD 0.9 million for the three months ended June 30, 2022.

We are subject to corporate taxation in Switzerland. We are also subject to taxation in other jurisdictions in which we operate, in particular, the United States and the United Kingdom, where our two wholly-owned subsidiaries are incorporated. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years, which could be used to offset future taxable income. We are also entitled under U.S. tax law to carry forward R&D tax credits for a period of up to 20 years, which could be used to offset future taxable income.

The income tax benefit recorded for the three months ended June 30, 2023 is significantly less than the loss before taxes effected at the blended statutory rate due to the fact that we do not recognize current or deferred income taxes in connection with our Swiss operations. We do not expect to be able to realize the benefit of our tax loss carryforwards for Swiss corporate income tax purposes, and, therefore, we have not recognized deferred tax assets in our financial statements. Further, we do not generate or pay current income taxes in Switzerland.

Our income tax benefit recorded during the three months ended June 30, 2023 is driven by our U.S. operations. Our income tax benefit of USD 6.6 million recorded during the three months ended June 30, 2023 was driven by USD 4.9 million of deferred income tax benefit recorded in connection with return-to-provision adjustments on our 2022 U.S. income tax returns (filed during the second quarter of 2023). Generally, current income tax is recorded primarily due to our internal arrangements to reimburse our foreign subsidiaries in the U.S. and the United Kingdom for the services they render to our parent company in Switzerland. Commercial sales in the U.S. also contributed to the current period income tax expense. Ultimately, the net profit at each subsidiary is subject to local income tax. During the three months ended June 30, 2023, with respect to our U.S. operations, a deferred tax benefit of USD 7.2 million was recorded and partially offset by current income tax expense of USD 0.6 million.

Comparatively, our income tax benefit of USD 0.9 million recorded during the three months ended June 30, 2022 was driven by USD 4.6 million of deferred income tax benefit recorded in connection with the recognition of deferred tax assets associated with our U.S. operations on the basis of our projections of future taxable income, partially offset by the current income tax expense of USD 3.7 million.

In estimating future taxable income to assess the realizability of deferred tax assets, management develops assumptions including the amount of future net revenue and pre-tax operating income and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying business. Management notes that its projections of future taxable profits rely on currently enacted law and are subject to revision if the U.S. legislates new tax law. As such, changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.

Comparison of the Six Months Ended June 30, 2023 and 2022
The following table summarizes our results of operations for the six months ended June 30, 2023 and 2022:

	For the Six Months Ended June 30,
in KUSD	2023	2022	Change	% Change
Product revenues, net	38,150	33,789	4,361	12.9%
License revenues and royalties	125	30,000	(29,875)	(99.6)%
Total revenue	38,275	63,789	(25,514)	(40.0)%
Operating expense
Cost of product sales	(1,909)	(2,795)	886	(31.7)%
Research and development expenses	(71,424)	(97,489)	26,065	(26.7)%
Selling and marketing expenses	(29,807)	(36,029)	6,222	(17.3)%
General and administrative expenses	(26,496)	(37,251)	10,755	(28.9)%
Total operating expense	(129,636)	(173,564)	43,928	(25.3)%
Loss from operations	(91,361)	(109,775)	18,414	(16.8)%

Other income (expense)
Financial income	4,547	18,324	(13,777)	(75.2)%
Financial expense	(26,145)	(18,018)	(8,127)	45.1%
Non-operating (expense) income	(456)	26,317	(26,773)	(101.7)%
Total other (expense) income	(22,054)	26,623	(48,677)	(182.8)%
Loss before taxes	(113,415)	(83,152)	(30,263)	36.4%
Income tax benefit	6,872	2,117	4,755	224.6%
Net loss	(106,543)	(81,035)	(25,508)	31.5%
Revenue
Product revenues, net

To date, our sole source of product revenue has been generated from sales of ZYNLONTA in the U.S. Product revenues, net increased to USD 38.2 million for the six months ended June 30, 2023, from USD 33.8 million for the six months ended June 30, 2022, an increase of USD 4.4 million, This increase is primarily due to higher sales volumes as we continue to commercialize ZYNLONTA, partially offset with higher gross-to-net deductions due to the Group Purchasing Organization ("GPO") contracting and the Infrastructure Investment and Jobs Act's requirement for manufacturers of certain single-source drugs separately paid for under Medicare Part B and marketed in single-dose containers to provide annual refunds ("discarded drug rebate") for unused drug.

License revenues and royalties
License revenues and royalties for the six months ended June 30, 2023 amounted to KUSD 125 and is attributable to royalties recognized under our exclusive license agreement with Sobi. On January 18, 2022, we entered into an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, we received an upfront payment of USD 30 million, which was recorded as license revenue during the six months ended June 30, 2022. See note 5, "Revenue recognition" to the unaudited condensed consolidated interim financial statements for further information.
Cost of sales
Cost of product sales primarily consisted of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics services, intangible asset amortization expense, impairment charges, royalties paid to a collaboration partner based on net product sales of ZYNLONTA and inventory written down amounts. Cost of product sales decreased to USD 1.9 million for the six months ended June 30, 2023 from USD 2.8 million for the six months ended June 30, 2022, a decrease of USD 0.9 million primarily associated with higher impairment charges for the six months ended June 30, 2022 related to the manufacturing of batches that did not meet our specifications.
R&D expenses
The following table summarizes our R&D expenses for our major development programs for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
in KUSD	2023	2022 [1]	Change
ZYNLONTA	35,851	41,022	(5,171)
Cami	9,073	18,596	(9,523)
ADCT-602	821	592	229
ADCT-601	4,595	4,467	128
ADCT-901	3,908	2,724	1,184
ADCT-212(1)	4,400	9,568	(5,168)
Preclinical product candidates and research pipeline	5,802	5,936	(134)
Not allocated to specific programs(2)	3,933	4,796	(863)
Share-based compensation	3,041	9,788	(6,747)
R&D expenses	71,424	97,489	(26,065)
1 Prior to September 30, 2022, ADCT-212 was included in the Preclinical product candidates and research pipeline. Prior periods have been recast to conform to the current period presentation. Prior to June 30, 2022, certain R&D costs were not allocated to specific programs. Prior periods have been recast to conform to the current period presentation.
2 Includes third-party contracting and employee expenses, as well as expense for preclinical research, storage, shipping and lab consumables that span multiple programs.
Our R&D expense may vary substantially from period to period according to the status of our R&D activities. The timing of expenses are impacted by the commencement of clinical trials and enrollment of patients in clinical trials. In addition, R&D expense may fluctuate based on the status of regulatory approval of our drug candidates.

Our R&D expenses decreased to USD 71.4 million for the six months ended June 30, 2023 from USD 97.5 million for the six months ended June 30, 2022, a decrease of USD 26.1 million, or 31.7%.
The decrease in R&D expenses related to ZYNLONTA was due to higher cost sharing with our partners in clinical trial costs primarily resulting from the Sobi license agreement executed in July 2022. We also had lower clinical trial costs for LOTIS 3, LOTIS 6 and LOTIS 7, as well as lower professional fees related to ZYNLONTA, partially offset by higher clinical trial expenses for LOTIS 5 and LOTIS 9 for the six months ended June 30, 2023.
The decrease in R&D expenses related to Cami was primarily due completion of the phase 2 study in 2022 and our decision to pause the program while we evaluated FDA feedback, continue to assess a potential regulatory pathway and seek a partner to continue developing this program.
The increase in R&D expenses related to ADCT-901 was primarily due to increased clinical trial expenses that resulted from increased enrollment and ongoing treatment and monitoring of currently enrolled and completed patients.
The decrease in R&D expenses related to ADCT-212 was primarily due to lower manufacturing expenses related to IND-enabling work during the six months ended June 30, 2023. We have re-prioritized the R&D pipeline to focus resources on the most advanced, lower risk value-generating programs and have therefore paused investments on this preclinical program.
The decrease in share-based compensation expense was driven by fluctuations in our share price, voluntary terminations and the workforce reduction announced and put into effect during the three months ended June 30, 2023.

S&M expenses
The following table summarizes our S&M expenses for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
in KUSD	2023	2022	Change
External costs [1]	15,689	18,170	(2,481)
Employee expense [2]	14,118	17,859	(3,741)
S&M expenses	29,807	36,029	(6,222)
1 Includes depreciation expense for Property, plant and equipment. All other depreciation expense was not material.
2 Includes share-based compensation expense.
Our S&M expenses decreased to USD 29.8 million for the six months ended June 30, 2023 from USD 36.0 million for the six months ended June 30, 2022, a decrease of USD 6.2 million, or 17.3%. The decrease was primarily due to lower share-based compensation expense of USD 3.6 million due to fluctuations in our share price, voluntary terminations and the commercial re-alignment announced and put into effect during the three months ended June 30, 2023. The decrease was also attributable to USD 2.6 million in lower spend on marketing, analytics and expenses, including those expenses in the European Union relating to the commercial launch of ZYNLONTA.
We expect our S&M expenses to continue to decrease as a percentage of revenue in the near-term as we implement cost reduction efforts through our new corporate strategy to help further reduce operating expenses.

G&A expenses
The following table summarizes our general and administrative expenses for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
in KUSD	2023	2022	Change
External costs [1]	9,419	13,519	(4,100)
Employee expense [2]	17,077	23,732	(6,655)
G&A expenses	26,496	37,251	(10,755)
1 Includes depreciation expense
2 Includes share-based compensation expense
Our G&A expenses decreased to USD 26.5 million for the six months ended June 30, 2023 from USD 37.3 million for the six months ended June 30, 2022, a decrease of USD 10.8 million, or 28.9%. Employee expense for the six months ended June 30, 2023 decreased primarily as a result of lower share-based compensation expense of USD 8.2 million due to fluctuations in our share price, transition of a board member, voluntary terminations and the workforce reductions announced and put into effect during the three months ended June 30, 2023, partially offset by higher wages and benefits of USD 1.5 million. External costs incurred during the six months ended June 30, 2022 decreased primarily due to lower insurance and IT costs of USD 2.1 million, as well as lower professional fees of USD 2.4 million, including USD 1.5 million in fees associated with the license agreement entered into with MTPC.

Other (expense) income
The following table summarizes our other income and expense for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
in KUSD	2023	2022	Change
Other (expense) income
Financial income	4,547	18,324	(13,777)
Financial expense	(26,145)	(18,018)	(8,127)
Non-operating (expense) income	(456)	26,317	(26,773)
Total other (expense) income	(22,054)	26,623	(48,677)
Financial income
Our financial income for the six months ended June 30, 2023 was USD 4.5 million as compared to USD 18.3 million for the six months ended June 30, 2022, a decrease of USD 13.8 million, or 75.2%. The decrease was primarily related to a USD 18.3 million cumulative catch-up adjustment associated to the deferred royalty obligation with HCR during the six months ended June 30, 2022 due to revised revenue forecasts used in the valuation model, which revisions were primarily attributable to updates made for the Company’s 2022 strategic planning decisions, including updated development plans, partially offset by higher interest income of USD 4.5 million for the six months ended June 30, 2023 due to higher yields received on our cash deposits.
Financial expense
We had financial expense of USD 26.1 million for the six months ended June 30, 2023 compared to USD 18.0 million of financial expense for the six months ended June 30, 2022, an increase in financial expense of 8.1 million. The increase was primarily related to a cumulative catch-up adjustment of USD 5.3 million recognized in financial expense during the six months ended June 30, 2023 associated to the deferred royalty obligation with HCR due to revised revenue forecasts used in the valuation model, which revisions were primarily attributable to the Company’s 2023 updated development plans, as well as higher interest expense of USD 2.8 million related to the accretion of our deferred royalty obligation with HCR and senior secured term loans.
Non-operating (expense) income
Notable items other than revenue from product sales and license revenue impacting the results of operations for the six months ended June 30, 2023 and 2022 included:

		Six Months Ended June 30,
in KUSD	P&L Classification	2023	2022	Change
Fair value adjustment of Facility Agreement derivatives	Non-operating income	—	30,310	(30,310)
Fair value adjustment of senior secured term loan warrant obligation	Non-operating income	617	—	617
Fair value adjustment of Deerfield warrant obligation	Non-operating income	636	—	636
Share of Overland ADCT BioPharma net loss	Non-operating expense	2,130	4,419	(2,289)
Convertible loans, derivatives, change in fair value income
The change in fair value of the convertible loans derivatives was recognized as income of USD 30.3 million for the six months ended June 30, 2022. The decreases in fair values of the embedded derivatives were primarily due to decreases in the fair value of the underlying shares during the period. The loan was exchanged on August 15, 2022. As a result, no income or expense was recognized during the six months ended June 30, 2023. Our accounting is explained further in note 14, "Convertible loan" to the unaudited condensed consolidated interim financial statements.
Senior secured term loans and warrants
The Company has accounted for the first tranche of the senior secured term loan and warrants as one hybrid financial instrument, with the USD 120.0 million proceeds separated into two components: a warrant obligation and a loan. The warrant obligation has been recorded at its initial fair value at the time the agreement was entered into on August 15, 2022 and is remeasured to fair value on a quarterly basis. The loan is presented as a liability and represents the net present value of all future cash flows associated with the loan discounted at its EIR. The income of USD 0.6 million as a result of changes in the warrant obligation for the six months ended June 30, 2023 was primarily due to the decrease in fair value of the underlying shares since December 31, 2022. Our accounting for these changes in the fair value of our warrant obligation is explained in note 13, "Senior secured term loan facility and warrants" to the unaudited condensed consolidated interim financial statements.
Deerfield warrant obligation, change in fair value income
Pursuant to an exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to Deerfield to purchase an aggregate of 4,412,840 common shares. The Deerfield warrant obligation has been recorded at its initial fair value at the time the agreement was entered into on August 15, 2022 and is remeasured to fair value on a quarterly basis. The income of USD 0.6 million as a result of changes in the warrant obligation for six months ended June 30, 2023 was primarily due to the decrease in fair value of the underlying shares since December 31, 2022. Changes in fair value of the Deerfield warrant obligation are explained in note 15, "Deerfield warrants" to the unaudited condensed consolidated interim financial statements.
Share of Results with Joint Venture
We recorded our proportionate share of Overland ADCT BioPharma’s net loss of USD 2.1 million and USD 4.4 million for the six months ended June 30, 2023 and 2022, respectively. The decrease in Overland ADCT BioPharma's net loss for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 was primarily attributable to lower R&D costs as the BLA submitted by Overland ADCT BioPharma has been accepted and granted priority review by the NMPA, as well as lower share-based compensation expense as a result of a workforce reduction in the second quarter of 2023. We also recorded a USD 0.6 million true-up during the six months ended June 30, 2023 to align our proportionate share of Overland ADCT BioPharma's share-based compensation expense, which was lower than our estimate for the year ended December 31, 2022. See note 11, “Interest in joint venture” within the notes to the unaudited condensed consolidated interim financial statements for further details.
Income tax benefit
We recorded an income tax benefit of USD 6.9 million for the six months ended June 30, 2023 as compared to income tax benefit of USD 2.1 million for the six months ended June 30, 2022.
We are subject to corporate taxation in Switzerland. We are also subject to taxation in other jurisdictions in which we operate, in particular, the United States and the United Kingdom, where our two wholly-owned subsidiaries are incorporated. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years, which could be used to offset future taxable income. We are also entitled under U.S. tax law to carry forward R&D tax credits for a period of up to 20 years, which could be used to offset future taxable income.

The income tax benefit recorded for the six months ended June 30, 2023 is significantly less than the loss before taxes effected at the blended statutory rate due to the fact that we do not recognize current or deferred income taxes in connection with our Swiss operations. We do not expect to be able to realize the benefit of our tax loss carryforwards for Swiss corporate income tax purposes, and, therefore, we have not recognized deferred tax assets in our financial statements. Further, we do not generate or pay current income taxes in Switzerland.

Our income tax benefit recorded during the six months ended June 30, 2023 is driven by our U.S. operations. Our income tax benefit of USD 6.9 million recorded during the six months ended June 30, 2023 was driven by USD 5.4 million of deferred income tax benefit in connection with return-to-provision adjustments on our 2022 U.S. income tax returns (filed during this quarter). Generally, current income tax is recorded primarily due to our internal arrangements to reimburse our foreign subsidiaries in the U.S. and the United Kingdom for the services they render to our parent company in Switzerland. Commercial sales in the U.S. also contributed to the current period income tax expense. Ultimately, the net profit at each subsidiary is subject to local income tax. During the six months ended June 30, 2023, with respect to our U.S. operations, a deferred tax benefit of USD 8.0 million was recorded and partially offset by current income tax expense of USD 1.1 million.

Comparatively, our income tax benefit of USD 2.1 million recorded during the six months ended June 30, 2022 was driven by USD 8.4 million of deferred income tax benefit recorded in connection with the recognition of deferred tax assets associated with our U.S. operations on the basis of our projections of future taxable income, partially offset by the current income tax expense of USD 6.3 million.

In estimating future taxable income to assess the realizability of deferred tax assets, management develops assumptions including the amount of future net revenue and pre-tax operating income and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying business. Management notes that its projections of future taxable profits rely on currently enacted law and are subject to revision if the U.S. legislates new tax law. As such, changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.
Liquidity and Capital Resources
As of June 30, 2023, we had cash and cash equivalents of USD 347.5 million. We also have an at-the-market (“ATM”) offering program, pursuant to which we may sell our common shares with an aggregate offering price of up to USD 150.0 million. There have been no shares sold under the ATM program to date. In addition, under the Loan Agreement, we may draw up to two additional tranches, each up to USD 27.5 million principal amount of term loans before February 15, 2024, subject to satisfaction of certain customary conditions including compliance with our other material agreements for the incurrence of such debt. We plan to continue to fund our operating needs through our existing cash and cash equivalents, revenues from the sale of ZYNLONTA, potential milestone and royalty payments under our licensing agreements and additional equity financings, debt financings and/or other forms of financing, as well as funds provided by collaborations. We are also continuously engaged in discussions to establish value-maximizing strategic collaborations, business combinations, acquisitions, dispositions, licensing opportunities and similar transactions to further the clinical development and commercialization of ZYNLONTA and/or our product candidates.
Our primary uses of capital are, and we expect will continue to be, R&D expenses, S&M expenses, compensation and related expenses, interest and principal payments on debt obligations and other operating expenses. We expect to incur substantial expenses as we continue to devote substantial resources to research and development and marketing and commercialization efforts, in particular to establish ZYNLONTA as the 3L+ diffuse large B cell lymphoma (“DLBCL”) standard of care, continue to study and advance ZYNLONTA in earlier lines of therapy and in combinations to potentially expand our market opportunity and further develop our clinical-stage PBD-based pipeline and our ADC platform. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses, as well as the timing of collecting receivables from the sale of ZYNLONTA and paying royalties related to our deferred royalty obligation.
Cash Flows
Comparison of the Six Months Ended June 30, 2023 and 2022
The following table summarizes our cash flows for the six months ended June 30, 2023 and 2022:

(in KUSD)	Six months ended June 30,
Net cash (used in) provided by:	2023	2022	Change
Operating activities	(51,596)	(86,892)	35,296
Investing activities	(2,028)	(2,137)	109
Financing activities	74,543	(510)	75,053
Net change in cash and cash equivalents	20,919	(89,539)	110,458
Net cash used in operating activities
Net cash used in operating activities decreased to USD 51.6 million for the six months ended June 30, 2023 from USD 86.9 million for the six months ended June 30, 2022, a decrease of USD 35.3 million, or 40.6%. The decrease was primarily due to the receipt of the USD 50.0 million milestone payment from Sobi upon approval of the Marketing Authorisation Application by the European Commission for ZYNLONTA in third-line DLBCL in February 2023, increases in the cash received from the sale of ZYNLONTA, as well as a tax refund received, partially offset by higher expenditures related to our other liabilities and payables.
Net cash used in investing activities
Net cash used in investing activities decreased to USD 2.0 million for the six months ended June 30, 2023 from USD 2.1 million for the six months ended June 30, 2022, a decrease of USD 0.1 million, or 5.1%. The decrease was primarily due to lower intangible asset acquisitions, partially offset by higher capital expenditures related to property, plant and equipment during the six months ended June 30, 2023.
Net cash provided by (used in) financing activities
Net cash provided by financing activities was USD 74.5 million for the six months ended June 30, 2023 and primarily related to the proceeds received under the deferred royalty obligation with HCR upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country. Net cash used in financing activities was USD 0.5 million for the six months ended June 30, 2022.
Operating Capital Requirements
As of June 30, 2023, we had cash and cash equivalents of USD 347.5 million. Based on our current business plan, we believe that our existing cash and cash equivalents, forecasted revenue from ZYNLONTA and receipt of forecasted royalty and milestone payments under our license agreements will enable us to meet our financial obligations for at least the next 12 months from the date of issuance of these unaudited condensed consolidated interim financial statements. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, which are outlined in our Annual Report on Form 20-F for the year ended December 31, 2022 and our subsequent filings with the SEC, as well as actual versus forecast demand for ZYNLONTA and amounts that we receive under our license and collaboration agreements. In addition, we may seek to raise additional capital through debt and equity financings, license agreements and other arrangements and combinations thereof that we believe are in our best interest.
Off-Balance Sheet Arrangements
As of June 30, 2023 and during the periods presented, we did not have, and we do not currently have, any off-balance sheet arrangements.
Quantitative and Qualitative Disclosures about Market Risk
During the periods presented, there were no significant changes to our quantitative and qualitative disclosures about market risk from those described in the section in our Annual Report on Form 20-F for the year ended December 31, 2022 titled “Item 11. Quantitative and Qualitative Disclosures About Market Risk” with the exception of a hypothetical 100 basis point increase (decrease) in our interest rate as of June 30, 2023. A hypothetical 100 basis point increase (decrease) in the interest rate as of June 30, 2023 would have increased (decreased) the effective interest associated with our senior secured term loan facility by KUSD 910 and (KUSD 910).
Critical Accounting Policies and Significant Judgments and Estimates

In preparing the unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the consolidated financial statements for the year ended December 31, 2022. There have been no material changes to the significant accounting policies other than those described in note 3, "Significant accounting policies" to our unaudited condensed consolidated interim financial statements.
Recent Accounting Pronouncements
See note 3, “Significant accounting policies”, to our unaudited condensed consolidated interim financial statements for a description of recent accounting pronouncements applicable to our unaudited condensed consolidated interim financial statements.